Mail Stop 3561

October 19, 2006

Via Fax & U.S. Mail

Mr. Robert C. Lyons
Vice President, Chief Financial Officer and Director
500 West Monroe Street
Chicago, Illinois 60661-3676

      **Re:**    **GATX Financial Corporation**
             **Form 10-K for the year ended December 31, 2005**
             **Filed March 10, 2006**
             **File No. 001-08319**

Dear Mr. Lyons:

      We have reviewed your response letter dated October 5, 2006 and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 6. Investments in Affiliated Companies, page 51

1. We note from your response to our prior comment 8 and Exhibit 2, that you do not believe any of your investments require the inclusion of separate financial statements. However, although Exhibit 2 shows that the pre-tax loss of CL Air of (26.5) is 17.5% of the pre-tax earnings of the company, based upon pre-tax earnings using 5-year average income, it appears that CL Air's pre-tax earnings is actually 21.2% of the company's pre-tax earnings, using the 5-year average income of 124.7. Please explain to us how you determined or calculated a 17.5% pre-tax earnings percentage for CL Air, or alternatively revise your filing to include the appropriate financial statements of CL Air, as set forth in Rule 3-09(b) of Regulation S-X.

Form 8-K furnished October 4, 2006

Unaudited Pro Forma Balance Sheet as of June 30, 2006

2. We note that you have several pro forma adjustments which are not explained in footnotes 2(a) or 2(b). Please revise your disclosures to clearly explain how each pro forma adjustment, such as the adjustments to receivables, investments in affiliated companies, current and deferred income taxes, and other liabilities, was calculated or determined. Please note that each adjustment should give effect only to events that are directly attributable to the disposition transactions and factually supportable. See Article 11 of Regulation S-X.

Unaudited Pro Forma Statements of Income for the six month period ended June 30, 2006 and for each of the fiscal years ended December 31, 2005, 2004 and 2003

3. We note that the pro forma statements of income include several pro forma adjustments to revenue and expenses. Please revise your disclosures to clearly explain how each pro forma adjustment was calculated or determined. Please note that each adjustment should give effect only to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. For adjustments to line items such as income taxes, your disclosure should include the applicable income tax rate used in the calculation. Your disclosures should address the pro-forma adjustments for each of the three years ended December 31, 2005 and for the six months ended June 30, 2006. See Article 11 of Regulation S-X.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.


Sincerely,


Linda Cvrkel
Branch Chief